UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42735

MaxsMaking Inc.

(Exact name of registrant as specified in its charter)

Room 903, Building 2, Kangjian Business Plaza No. 1288 Zhennan Road

Putuo District, Shanghai, China, 200331

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 28, 2026, at 10:00 a.m., Eastern Time, MaxsMaking Inc. (the “Company”) held its Extraordinary General Meeting of Shareholders (the “Meeting”). The record date for the Meeting was August 26, 2026. As of the record date, the Company had 16,625,000 shares outstanding and entitled to vote at the Meeting, including 16,625,000 A shares, par value $0.01 per share (the “A shares”) and 0 B share, par value $0.01 per share (the “B share”) issued and outstanding. Each A share entitles the holder thereof to one (1) vote.

At the Meeting, the Company’s shareholders approved the following two proposals:

(i) following the redesignation of all issued B shares as A shares on August 25, 2026, the memorandum and articles of association (the “Articles”) of the Company be amended and restated in their entirety to: (a) remove the B shares and all rights, provisions and references relating to them; (b) make all consequential amendments to the Company’s Articles arising from their removal; and (c) provide for a single authorized class of shares comprising an unlimited number of A shares of US$0.01 par value each, with effect upon registration of the amended and restated Articles of the Company by the British Virgin Islands Registrar of Corporate Affairs (the “Articles Amendment Proposal”);

(ii) the continuation of the Company from the British Virgin Islands to the State of Delaware and its re-domestication as a corporation under the laws of the State of Delaware be approved (including for the purposes of satisfying the condition to which the directors’ approval of the continuation is subject), and the directors be authorized to implement the continuation on such terms and at such time as they consider appropriate (the “Re-Domestication Proposal”).

Set forth below are the voting results for each of the proposals at the Meeting.

1.	The Articles Amendment Proposal

For	Against	Abstain	Broker Non-Vote
14,851,880	500	134	0

2.	The Re-Domestication Proposal

For	Against	Abstain	Broker Non-Vote
14,851,106	1,274	134	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2026	MaxsMaking Inc.

	By:	/s/ Xiaozhong Lin
	Name:	Xiaozhong Lin
	Title:	Chief Executive Officer

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